

24-10121


SEC MAIL
RECEIVED
PROCESSING
AUG 15 2005
WASH. D.C.
SECTION

IN THE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SMOKING SLICKS MOTION PICTURES, INC.

A CALIFORNIA CORPORATION

Principal Executive Office:
27627 North Renwick Court
Santa Clarita, California 91350
(1-866-428-1260)

Agent for Service of Process:
Frank T. Smathers
27627 North Renwick Court
Santa Clarita, California 91350
(1-866-428-1260)

INDUSTRY NO. SIC 7812 IRS EMPLOYER ID 20-3167102 [Temporary]

This offering statement shall only be qualified upon order of the commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SMOKING SLICKS MOTION PICTURES, INC.
A CALIFORNIA CORPORATION

Principal Executive Office:
27627 North Renwick Court
Saugus, California 91350
(1-866-428-1260)

Agent for Service of Process:
Frank T. Smathers
27627 North Renwick Court
Saugus, California 91350
(1-866-428-1260)

INDUSTRY NO. SIC 7812 IRS EMPLOYER ID 20-3167102

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Investing in the common stock of a small business involves a high degree of risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. *See:* "Risk Factors" beginning on page 7 for a discussion of the risk factors that management believes present the most substantial risks to you.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this offering is truthful or complete. Any representation to the contrary is a criminal offense. Approval by state securities regulators is required before these securities may be sold.

This offering will end 180 days from the date of this offering circular, which may be extended an additional 180 days. All proceeds from this offering will be deposited into an escrow account with *Capitol Cities Escrow* until the offering is completed. If all the shares are sold within the offering period, the proceeds of the offering will be released to us at closing. If all the shares are not sold within the offering period, the escrowed funds will be promptly returned to subscribers with interest and without deduction.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Directors: Frank T. Smathers
27627 North Renwick Court
Santa Clarita, California 91350

Lon Bender
7080 Hollywood Boulevard
11th Floor
Hollywood, CA 90028

Joy Smathers
3540 El Ricon Way
Sacramento, CA 95864

(b) Officers: Frank T. Smathers, Chief Executive Officer, President
27627 North Renwick Court
Santa Clarita, California 91350

Jerome Zamarin, Chief Financial Officer
12016 Wilshire Boulevard
Santa Monica, CA 90025

(c) General Partners: None

(d) Record owners of 5 percent or more of any class of the issuer's equity securites: None

(e) Beneficial Owners of 5 percent or more of any class of the issuer's equity securites: None

(f) Promoters of the Issuer: Issuer by Frank T. Smathers, C.E.O.

(g) Affiliates of the Issuer: None

(h) Counsel to the Issuer: Joy Smathers, California State Bar Number 109958
3540 El Ricon Way
Sacramento, Ca 95864

(i) Underwriters; (j) Underwriters directors; Underwriters officers; (l) Underwriters general partners; (m) Counsel to the underwriter: None

ITEM 2 Application of Rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3 Affiliate Sales

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4 Jurisdictions in Which Securities Are to be Offered

(a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

(b) These securities are being offered and sold in California and Michigan, only.

They are not being offered or sold in Alabama, Arkansas, Idaho, Massachusetts, Minnesota, Nebraska, New Mexico, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Alaska, Arizona, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Mississippi, Missouri, Montana, Nevada, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Oklahoma, Oregon, Puerto Rico, Rhode Island, South Carolina, South Dakota, Utah, Vermont, Washington, West Virginia, Wisconsin, Iowa and Wyoming. The securities are to be offered by officers, directors, and employees of the issuer. The company reserves determination of offering in these jurisdictions.

ITEM 5 Unregistered Securities Issued or Sold Within One Year

(a) There are no unregistered securities issued by the issuer, which has no predecessors or affiliated issuers, within one year prior to the filing of this Form 1-A.

(b) There are no unregistered securities issued by the issuer, which has no predecessors or affiliated issuers, within one year prior to the filing of this Form 1-A.

(c) Regulation A [17 CFR 230.251 et seq.] applies to exempt this offering from registration. The issuer is an entity organized under the laws of the State of California with its principal place of business in the United States. This offering is not subject to section 13 or 15(d) of Exchange Act immediately before the offering. This Company is not a development stage company that either has no specific business plan or purpose or plans to merge with an unidentified company or companies; rather, this Company is a motion picture production company with a business plan to produce a feature length motion picture. *See:* Business and Properties. This company is not an investment company registered or required to be registered under the Investment Company Act of 1940. This company is a movie production company with no business involvement in oil or gas rights. This company is not disqualified because of section 230.262. The aggregate offering price does not exceed $5,000,000.00. This offering is not integrated in any form with other offerings or sales of securities.

ITEM 6 Other Present or Proposed Offerings

The issuer, which has no affiliates, is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7 Marketing Arrangements

(a) (1) There are no sales of other securities of the same class as those to be offered for the period of distribution;
(2) There are no arrangements to stabilize the market for any of the securities to be offered;
(3) There are no commissions or underwriters or dealers responsible for the distribution.

(b) There are no underwriters that intend to confirm sales to any accounts over which it exercises discretionary authority.

See: Motion Picture Distribution for marketing the Film.

ITEM 8 Relationship with Issuer of Experts Names in Offering Statement

Joy Smathers, Corporate Secretary, Attorney, and Director, prepared this Offering Statement. Jerome Zamarin, Chief Financial Officer and Accountant prepared the financial statement attached as Exhibit 3. They have not been employed on a contingent basis and were paid upon rendering their service. The financial statement expresses an unqualified opinion and expresses no opinion relating to the Company's ability to continue as a going concern.

ITEM 9 Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

COVER PAGE

SMOKING SLICKS MOTION PICTURES, INC.

Type of securities offered:	Common Stock
Maximum number of securities offered:	5,000,000
Minimum number of securities offered:	1,000,000
Price per security:	$1.00
Total proceeds: If maximum sold:	$5,000,000 million dollars
If minimum sold:	$1,000,000 million dollars
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering?
[ ] Yes [X] No
If yes, what percent is commission of price to public? Not applicable.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person?
[ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?
[X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[X] Other (Specify): The Company began operations May 5, 2005.

This is a small business offering under the laws of California and Michigan. [Applications for small business offering filed as of 08/05/05.]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 60 pages.

1. THE COMPANY

Exact corporate name: SMOKING SLICKS MOTION PICTURES INC.

State and date of incorporation: California May 5, 2005

Street address of principal office: 27627 North Renwick Court, Saugus, California 91350

Company Telephone Number: (1-866-428-1260)

Fiscal year: 04-30

Person(s) to contact at Company with respect to offering: Frank T. Smathers

Telephone Number (if different from above): (1-661-296-0511)

2. RISK FACTORS

(1) This is a high risk offering.
In addition to risks related specifically to this offering, there are risks related to the movie industry which you should carefully consider. While we have attempted to describe all risks which we can foresee below, please note that businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important. Should the following risks occur, our business, financial condition or results of operations could be adversely affected and you may lose all or part of your investment.

Because we will spend significant funds with no ability to predict whether the Film will be successful, our common stock stockholders will encounter substantial financial risk.

Risks Related to this Offering

(2) We have a limited operating history.
We were incorporated on May 5, 2005 and have been operating only since May 5, 2005. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

Because we are a newly formed company, there is no corporate operating history on which to evaluate our potential for success. Prior to Smoking Slicks Motion Pictures, Inc.'s recent formation we had no corporate history that could be used to evaluate our operating performance or potential for success.

(3) We are a development stage company formed in May, 2005 with the single purpose of producing the Film.
Our financial statement has been prepared assuming that we will continue as a going concern. We will only be able to produce the Film, and therefore will only have the opportunity to generate any revenues, if we raise substantially all of our operating capital through this offering - which means we must sell substantially all 5,000,000 shares over a maximum period of 360 days. Since there is no certainty that we will raise these funds, there is significant doubt about our ability to continue as a going concern.

Until the completion of this offering most of our operations have been financed by Frank T. Smathers.

(4) Deficits, deficiencies, losses, and obligations.
As of July 31st, 2005, we have no stockholders' equity deficit, working capital deficiencies, or losses. We have a contractual obligation to reimburse Frank Smathers for the screenplay at a cost of $200,000.00 at the close of the offering. *See:* Use of Proceeds. We also anticipate incurring obligations during the period prior to completion of our motion picture. Additionally, there can be no assurance that we will ever operate profitably even if this offering is successful. Investors should not purchase shares in this offering unless they can afford to lose their entire investment.

(5) A start-up business faces many operational risks.
The Company is a start-up business, which means it has not

conducted operations in the past. We face many risks inherent in a start-up business, including difficulties and delays frequently encountered in connection with the commencement of operations, operational difficulties and our potential underestimation of initial and ongoing costs.

(6) The investors in this offering will bear the financial risk. Because our founders have contributed an insignificant amount of capital toward Smoking Slicks Motion Pictures, Inc., investors in our common stock will bear substantially all risk of cash loss if the Film is unsuccessful.

Our founders, who are making the Film and managing the affairs of Smoking Slicks Motion Pictures, Inc., have spent a nominal amount of cash toward our development. This means that if the Film is unsuccessful and we are therefore unable to generate revenues, investors in our common stock will bear the entire economic risk.

(7) We depend on the services of a key employee, whose knowledge of this project would be difficult to replace.
Our success depends substantially upon the experience, ability and continued services of producer and screenwriter, Frank T. Smathers. Because our success depends on a key person, his loss could harm our busines, our ability to complete the Film or attract an audience.

We have an employment contract with Mr. Smathers to produce the Film. Our business may be harmed if we lost the services of Mr. Smathers and we are not able to attract and retain a qualified replacement.

(8) Our officers and directors have limited experience managing a company in the movie industry.
Lon Bender has founded and managed two companies in the movie industry and has experience in managing development stage enterprises. None of our other officers or directors has such experience. Thus, our ability to operate successfully may depend upon attracting and retaining qualified and experienced technical personnel, who may be in great demand.

(9) We have not retained an independent party to sell the offering and the failure of our officers to sell the offering may result in a shortage of operating funds.
Corporate Officers are offering our shares on a "best-efforts" basis. We have not contacted with an underwriter, placement agent, or other person to purchase or sell all, or a portion of our shares and there is no assurance that we can sell all or any of the shares. Further, if we had hired an underwriter,

placement agent, or other independent person to sell the offering, that person would have conducted an independent due diligence examination into our business.

(10) Because our management may face numerous potential conflicts of interest, the protection of your interests may be compromised. It is common in the film business to produce motion pictures through single purpose companies. *See:* "The Motion Picture Industry". However, this strategy creates numerous inherent conflicts of interest. For instance, management may encounter certain conflicting demands on their time. Our Chief Financial Officer will complete all tasks as needed but will not work full time for the Company and will continue to work on other accounting and financial management matters. In addition, management's duties will require that they contract with distributors, cast members and others that they may have had arrangements with in the past and will likely have arrangements with in the future. While it is management's duty to represent and uphold the interests of the Company, and they have every intention of doing so, management may nonetheless encounter situations where it would be in their best interest for future endeavors, not affiliated with the Company, to provide more favorable terms to other persons or entities in order to maintain or enhance future working relationships.

(11) A Motion Picture Association of America rating could affect the marketability and potential profitability of the Film. Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon the Film receiving a rating classification from the Motion Picture Association of America that is no more restrictive than PG13.

We intend to produce the Film in such a manner that it will qualify for a PG13 rating. However, the Film contains race car driving, which is a hazardous activity, and it is difficult to predict how the MPAA could ultimately classify the Film if we are required to apply for a rating and the Company decides to do so. If the Film is unable to obtain a rating less restrictive than R then marketing and advertising support from a distributor may be reduced, resulting in fewer distribution venues and thus a smaller audience.

The Film may be subject to ratings restrictions and censorship that would reduce our ability to commercialize the Film. In addition, censors in certain foreign jurisdictions might find elements of the Film to be objectionable although we do not anticipate objections. We may be forced to make revisions before exhibiting the Film in these jurisdictions, further adding to our expenses. The release of the Film in certain jurisdictions may be denied regardless of revisions. These occurrences would reduce our international revenues. *See:* Item 3, "The Motion Picture Industry -- Motion Picture Distribution".

(12) Because we may encounter difficulties or delays in selling this offering, your investment may be held in escrow for up to 360 days.
The issuer is conducting this offering on a best-efforts, all-or-none basis. Unless the issuer is able to sell the entire offering amount within six months of its filing with the SEC, or the six months extension if necessary, this offering will be canceled and no shares will be issued.

If you request shares in this offering your investment will be moved into an escrow account. You will be unable to cancel your subscription after this point and your money will be held in escrow until we either sell the minimum offering and issue you stock in the Corporation, or we decide to cancel the offering and return your money, with interest and without deduction. This period of escrow may be up to six months after the offering becomes effective but escrow will not be more than 360 days.

(13) There are other possible difficulties due to lack of experience. We may encounter difficulty selling the offering for a variety of reasons, including the lack of experience of the issuer, the fact that we do not employ a retail sales force, and the fact that this offering will be marketed solely in California and Michigan without an extensive traditional "road show" to meet potential investors.

(14) Because there is no market for our stock, you may not be able to sell your shares.
You may never be able to sell your shares and recover any part of your investment, unless we complete a subsequent public offering or we are able to sell the Corporation or the Film for cash.

Because our common stock is not listed or quoted at the present time, you have no way of knowing if an active trading market will develop. Because transfer of shares is restricted during the offering period, you will not be able to transfer your shares during that time. Even if our common stock is able to trade, the market price may be volatile which could result in litigation.

(15) Litigation could divert resources and management efforts.
In the past, class action litigation has often been brought against an issuer following periods of volatility in the market price of its securities. We could become involved in this type of litigation in the future, which is often costly and would divert both our resources and our management's attention away from

running our core business. Litigation over any matter arising from the conduct of our business could divert resources and management's attention from the production of the film.

(16) The offering price is not based upon objective standards.
Because the offering price of our common stock was determined without considering assets, earnings, book value or any other objective standard of value, our share price may not be supported by the market.

The offering price of $1.00 per share was determined by the amount of capital projected to make the Film and the requirements imposed by operation of law, without considering assets, earnings, book value or any other objective standard of value. As a result, there may be insufficient information for buyers in the market to determine a fair trading price and our investors may be unable to resell their shares for more than the offering price even if our operating results are eventually positive.

(17) Management controls certain corporate actions.
Because certain of our corporate actions do not require approval from the stockholders, our management will have effective control over certain matters without requiring stockholder approval.

The state of our incorporation provides that some corporate actions including additional offerings of shares in Smoking Slicks Motion Pictures, Inc., or a decision to produce any additional films, require approval from a majority of the shareholders. However, certain other matters (our entering into a distribution agreement for the Film, or the dissolution of Smoking Slicks Motion Pictures, Inc.) do not require approval by the shareholders. This means if our management, members of our board, act together, they will effectively control these matters.

(18) The price of a share in this offering is significantly higher than the book value of the stock.
If we sell only the minimum number of shares in this offering, the book value per share will be less than 1% of the offering price. As a result, investors participating in this offering will incur immediate and substantial dilution. There are no outstanding options or warrants to purchase our shares. Book value is determined by subtracting liabilities from tangible assets and dividing the answer by the number of outstanding shares.

(19) The offering price of our shares is arbitrary.
The offering price of $1.00 per share bears no relationship to established value criteria such as net tangible assets, or a

multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Corporation.

(20) Our common stock has no fixed dividend or redemption rights. Our common stock provides for voting rights but no fixed dividends. Under Michigan securities law, we may not declare dividends, or split the stock, for two years if it would have the effect of reducing the value of the shares below $1.00. You have no assurance that you will receive dividends.

Risks Related to the Movie Industry

(21) Investment in our stock involves a high degree of risk. Investors in Smoking Slicks Motion Pictures, Inc. will face risks inherent in the movie industry. Producing the Film requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It is impossible to predict the success of any film before its production starts. [The projected profit and loss results are based solely upon the producer's estimate of expected returns based upon past industry results for similar motion pictures should the Film be completed and distributed.]

(22) The ability of the Film to generate revenues will depend upon a variety of unpredictable factors, including:

o public taste, which is always subject to change;

o the quantity and popularity of other films and leisure activities available to audiences upon the Film's release;

o the competition for exhibition at movie theatres, through video retailers, on cable television and through other forms of distribution; and

o the fact that not all films are distributed in all media.

Any of these reasons may harm the Film's chance of success and our business may suffer. *See:* "The Motion Picture Industry".

(23) We may not have sufficient financial resources to successfully compete in the movie industry.
A large number of enterprises provide products similar to ours. We will be competing with established businesses that have a operating history, and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

(24) Because much of our competition is better capitalized, we may be at a disadvantage in acquiring personnel, negotiating distribution and attracting the public's attention.
The movie industry is a highly competitive business. We will compete with both major production studios and smaller independent producers for personnel, exhibition outlets and the public's interest. Most of these companies have greater financial and personnel resources than ours. In particular, theaters are more likely to exhibit feature films with substantial studio marketing budgets. Even if we are able to complete the Film and obtain distribution, it is unclear how much will be spent on marketing to promote the Film by our distributors. *See:* "The Motion Picture Industry".

(25) The Company faces greater risks than its major competitors because it has been formed for a single project.
Because we will only produce a single film, we will have no other way to generate revenue if the Film is unsuccessful. Most companies that finance movies, particularly major studios such as the Walt Disney Studios and Universal Pictures, diversify their risk by producing groups of films. This diversification reduces the impact of a single movie's commercial success or failure. Our success, however, will depend entirely upon a single movie. If the Film is commercially unsuccessful, we will have no alternate sources of revenue.

(26) Personnel requirements may cause delays and increase costs.
We will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although we expect to find high quality candidates to fill these positions, they may be unwilling to work for us under acceptable terms. This could delay production or reduce the quality of the Film, which would impair our revenues. Also, many of these positions could require us to hire members of unions or guilds. As a result, our ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Film and significantly increase costs.

(27) Insurance may be purchased to reduce risks and losses but budget constraints may limit insurance availability.
The Company intends to obtain insurance policies standard in a motion picture production, including general liability insurance, a completion bond, key man insurance, and other production related insurance. However, we may elect to forego the purchase of key man life insurance. This decision will be made by our management after their review of other insurance policies we

obtain for Smoking Slicks Motion Pictures, Inc., and consideration of the film production and budget. If we do not obtain key man life insurance, then losses relating to our key man may not be covered. There is no way to know as of this date how comprehensive our coverage may be or how such a loss might impact the success of Smoking Slicks Motion Pictures, Inc.

We intend to obtain a completion bond but obtaining a completion bond depends upon a variety of factors, some of which are beyond our control. The cost may make it impractical to obtain one or a bond company may decide not to accept the risk. If we are unable to obtain a completion bond on acceptable terms, we cannot begin production. This would force us to dissolve and return our remaining assets to stockholders.

A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if we require additional funds to complete the Film by the delivery date, the completion bond company will either disburse these funds or cause us to abandon production and repay our expenditures toward the production of the Film. In this event, because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with this offering, general corporate overhead and startup costs and with the attempt to obtain a completion bond, we would be unable to return to stockholders the entire amount of their initial investment.

Should we obtain a completion bond our control of the production, under certain circumstances, might terminate. The terms of a standard completion bond state that the bond company may take control of our production if we do not produce the Film on schedule and within budget, the artistic integrity and commercial viability of the Film may be reduced.

Our failure to complete the Film on schedule or within budget could result in the completion bond company taking over production on behalf of the investors. If a completion bond company takes over production, it has the right to replace members of our production team, including Mr. Smathers. The loss of Mr. Smathers may reduce the quality of the finished film, limit our ability to promote the Film, or force us to make changes in our management, all of which may harm our business.

(28) Delay between this offering and film production may increase expenses and delay revenues.

Because there may be a substantial delay between the completion of this offering and the production of the Film, our expenses may be increased and it may take us longer to generate revenues.

Prior to entering into production of the Film, we may make temporary investments in interest-bearing accounts, certificates of deposits, United States Government obligations or money market accounts. See "Use of Proceeds". Nevertheless, any delay in the start of production would also delay the completion of production, and we cannot generate revenues until the Film has been completed. General overhead and administrative costs will be incurred by Smoking Slicks Motion Pictures, Inc. during this period, which means such a delay would also increase our expenses and reduce your potential return.

(29) We cannot predict when production of the Film will begin.
We have no way to predict when we will begin production of the Film. While we intend to begin production of the Film as soon as practical after the closing of this offering, we have no way of predicting when the closing will occur.

In addition, directors, actors, and independent contractors needed to produce the Film often have commitments to more than one movie project. Any actor playing a leading role will need to complete, delay or abandon such potential obligations before production on the Film begins. Therefore we have no way to predict the availability of our principal cast and creative staff.

In addition, other considerations such as the location we choose to utilize, the weather conditions when the offering is completed and the availability of the speedway mean that the timing of the commencement of our principal photography phase is difficult to predict. *See:* "Profitability Schedule.

(30) Commitments by talent and others may cause scheduling problems that will require replacements and may reduce revenues.
As is customary in the movie business, the agreements we enter into during pre-production with directors, producers, and independent contractors, are contingent upon our ability to accommodate their availability. In the event that we are unable to accommodate the schedules of any of our key participants, we may decide to produce the Film with replacements who we deem suitable. However, such replacements may reduce our marketing appeal, impact our Film's performance at the box office and adversely affect our revenues.

(31) Schedule delays and budget constraints may reduce or delay revenues.
Our success depends on our ability to complete the Film on schedule and within budget. Our budget estimates for the Film

have been prepared by an independent third party consultant, and we believe they are reasonable. In addition, our schedule and budget must be reviewed and approved by a completion bond company before we can obtain a completion bond.

Nevertheless, our ability to adhere to our schedule and budget faces many uncertainties, including but not limited to:

- whether we can attract suitable production and creative staff within our budget;
- the availability of our principal cast members;
- the continued health of our producer and screenwriter;
- delays caused by unpredictable weather;
- the availability and affordability of desirable locations; and
- our ability to secure appropriate facilities for post-production work in a timely fashion.

Therefore, we cannot be certain that production of the Film will occur on schedule or within budget. If we are forced to exceed our production budget due to unforeseen problems, we may be required to raise additional capital in the form of short-term debt to complete the picture. We would be required to pay this debt obligation, including any accrued interest, prior to generating proceeds to the Corporation's stockholders.

Additionally, if we do not complete the Film on schedule its distribution will be delayed and it will increase the time before we begin to generate revenues. During this period the Company will continue to incur overhead costs, which may reduce the ultimate financial return to stockholders. *See:* "The Motion Picture Industry -- Motion Picture Distribution".

(32) If our production goes over budget we may be unable to raise additional capital.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain approval from our stockholders to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution. *See:* 'Use of Proceeds".

(33) Because it will be difficult to project the Film's future revenues, our results of operations may vary substantially from quarter to quarter.
In accordance with United States generally accepted accounting principles (GAAP) for the motion picture industry, we intend to amortize our production costs based on current estimates of the total revenues we expect to receive from the Film. We are required to regularly review these estimates and revise them when necessary. As a result, our results of operations may vary from quarter to quarter based on our revisions in estimates caused by changes in economic conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in our revenue estimates would potentially require a change in the amortization rate of film costs resulting in reduced or negative quarterly earnings.

(34) Returns to stockholders on dissolution may be reduced.
When we determine that we have licensed or otherwise commercialized a substantial portion of the Film's rights, we intend to sell our remaining assets, distribute the proceeds to our stockholders and dissolve the Corporation. Liquidation of our assets will consist of selling any residual rights we have retained to produce, license the Film for exhibition or otherwise assign our copyrights and trademarks.

If we are unable to find an acceptable offer to purchase our assets upon dissolution, we may be forced to continue to operate and any additional operating expenses would reduce returns to our stockholders. We cannot be certain of finding a suitable buyer for these assets before we may incur losses. If we are unable to find a suitable buyer in a timely manner, we will be forced to sell our assets for less than their present value or wait until we find a more attractive offer. If we choose to wait, we will incur expenses in the meantime, reducing the amount we can distribute to stockholders. See "Management's Plan of Operation".

Because California law provides that dissolving companies retain certain financial obligations, our stockholders may be liable for future claims: (1) Causes of action excluding actions to quiet title: up to four years after dissolution; (2) Actions to quiet title: indefinitely.

If we decide to dissolve the Corporation, we will notify all current and former employees, contractors and creditors and give them a reasonable period of time to alert us of any remaining obligations. We will then pay all of our known obligations and set aside a contingency for future claims that we believe are reasonably likely to arise within four years of dissolution.

Typically a dissolving company will set aside what the directors believe is a reasonable reserve to pay taxes. By setting aside a reasonable reserve to pay taxes, and by giving potential claimants reasonable notice of our intention to dissolve (and by paying any resulting claims) we do not anticipate having any additional obligations, pending claims, or future claims reasonably likely to arise within four years of dissolution.

However, there is no guarantee that unanticipated claims will not be brought against us after we dissolve. Under California law, the Corporation will continue" in existence for four years for all actions except actions to quiet title. Any claims by potential creditors must be brought during that time. If the amounts we have set aside are insufficient to satisfy those claims and if a claimant has properly asserted a claim in a timely manner during the limited period following dissolution, then under California law each of our stockholders will be liable for the lesser of: his or her proportionate share of the claims; or up to the total amount of any distributions we have made to the individual stockholder.

(35) On dissolution, you may not recover your investment.
Because it is impossible to predict the value of our assets if we dissolve, we may have insufficient assets for our stockholders to recover their investment. If we dissolve, our assets available for distribution will be based primarily upon the commercial success of the Film. In addition, the assets available for distribution to stockholders will also be affected by:

o the price we obtain for the Film's residual rights;

o any unanticipated liabilities or expenses that arise in connection with the production of the Film;

o any reimbursements we may receive from a completion bond company; and

o any impact from corporate taxation.

All of these factors involve amounts that are impossible to predict. Therefore, you cannot be certain that any assets will remain after we dissolve or that our distribution of these assets will allow you to recover your full investment.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

3. BUSINESS AND PROPERTIES

(a) The Business of the Company

We are a development stage California corporation formed on May 5, 2005 for a single purpose: to develop, produce and market a feature-length motion picture tentatively titled "Smoking Slicks", which we refer to in this Offering Circular as the "Film".

(b) Production of the Film, Timing of Production, and Use of Resources

The Film to be produced is based upon the screenplay by Frank T. Smathers entitled "Smoking Slicks". It is a coming of age story in which a teenage boy earns self-respect by fixing up and racing a hot rod. We plan to utilize the funds from this offering to produce the Film and to finance our general corporate expenses. Our goal is to generate revenues through commercial licensing of the Film's distribution rights upon completion. However, we may sell rights to the Film in any stage of production if sale will be profitable to the Corporation.

Production of the film will be managed by Frank T. Smathers who has agreed to produce the Film. Mr. Smathers, Chief Executive Officer and Chairman of the Board of Directors of the Corporation, is a well-known industry sound supervisor and editor. Mr. Smathers obtained a Master of Arts in English Literature in 1973 and has worked in the Film Industry ever since. His previous work for more than 90 projects includes sound editing, sound supervision, dialogue editing, and special effects editing. His credits include *The Weatherman, The Honeymooners, Coach Carter, The Italian Job, Mean Girls, Jackie Brown, Start Trek: Nemesis, Zoolander, The Thirteenth Warrior, In the Line of Fire, Glory, Beaches, Hairspray, Stand and Deliver, Big, Revenge of the Nerds II: Nerds in Paradise*, and recently, sound supervision for the Sundance award-winning film, *Hustle & Flow.* In addition, Mr. Smathers was assistant producer to Howard Koch for the 1982 Academy Awards program. He has had a life-long love affair with hot rods, including his 1964 GTO, 1967 GTO, 1969 Camaro convertible, two Corvettes and a custom 1979 Chevy Malibu station wagon. He also won the Florida State Drag Racing Competition two years in a row with his GTO.

Production of the film's race car scenes will be assisted by Lon Bender, a Director of the Corporation. Lon Bender brings his Academy Award winning background in motion picture sound services, and experience in racing, to the project. President of Ascent Media Creative Sound Services, Mr. Bender works with Todd-AO, Soundelux and 4MC. At the age of 18, Lon Bender became a principal partner in his own sound company, WALLAWORKS. His work on *Coal Miner's Daughter* garnered an Academy Award nomination for Best Sound. Lon teamed with Wylie Stateman in 1982 to form Soundelux Entertainment Group.

The Soundelux audio publishing division created more than 100 books on tape. Later, a theme park sound systems division produced audio and control systems for Universal's premier themed attractions, including T2-3D, Backdraft, King Kong and Twister. In 1995, Lon received an Academy Award, British Academy Award, and Golden Reel Award for his efforts as supervising sound editor on *Braveheart*. Lon's contributions on the films *Glory* and *Last of the Mohicans* were recognized with Academy Awards for Best Sound. He was also presented with an Academy Award for Technical Achievement in 1994. Further information about his firm career can be found at www.imdb.com.

Lon Bender has been actively involved in racing since he was a teenager. In 1986, Lon won the SCCA E-Production California Championship. In 1989, he moved to the IMSA showroom stock endurance series that pitted Camaros against BMW M3s. Then he moved up to 200 m.p.h. prototype sports cars, driving in longer races like Watkins Glen, Laguna Seca, and Sebring. In 1992 Lon came in second at the 24 Hours of Daytona. In 2001, he ran 6 races in USAC Formula Russell "open wheeled" cars, winning 2 races and finishing the others in the top 5. Lon's philosophy of racing is quite simple. "You go your fastest when you're really calm. If you're trying really hard to be aggressive, it hurts the equipment. You must have grace, form, and fluidity. That's what makes the car go fast."

Timing of the production of the Film is managed through four production phases. There are four distinct phases before initial release: (1) development; (2) pre-production; (3) principal photography; and (4) post-production.

Development. The development phase is typically initiated by a movie producer working for either a studio or an independent film production company. The producer generally develops an original story or acquires the rights to a novel, a story or an original screenplay. The producer typically finances the acquisition of the rights through advance payment from the revenues of the company. Usually, the producer then finances the writing of a screenplay based on the acquired or developed work. During development, the producer may seek tentative commitments from a director, principal cast members and other creative personnel. The producer then prepares a production schedule and budget. The duration of this stage is difficult to predict and may be relatively brief or could last several years.

The Company has substantially completed the development phase. We hold the rights to the original screenplay by Frank T. Smathers. A production schedule and a budget have been prepared by an independent third party production manager.

Pre-Production. After a movie has been financed and approved for production, the project enters the pre-production phase. During pre-production, which typically takes three to four months, the producer contracts for additional creative and production personnel, plans shooting schedules, establishes locations, secures any necessary studio facilities or stages, exercises any options to purchase the source material or script (and makes any corresponding additional payments), finalizes the budget, secures various customary insurance policies and otherwise prepares for the start of filming.

Principal Photography. The principal photography phase is when a movie is actually photographed. Principal photography usually takes one to five months, depending on factors such as location, weather, budget, special effects and other requirements of the project. Principal photography for the Film currently is estimated for thirty (30) days.

Post-production. The final phase is post-production. Here a film is edited; the music, dialogue and special effects are finalized; and the dialogue, special effects, music and photography are synchronized. Post-production may require six months.

Completion of the Film will require the assets of the Company. This offering will provide most, if not all, of the resources of the Company, in the estimated amount of $5,000,000.00. Upon the completion of this offering the stockholders will have contributed substantially all of the money we intend to use to produce the Film and operate the Company, compared to a nominal cash contribution by our founders.

The Corporation is not expected to be dependent upon a limited number of suppliers for essential services or materials.

(c) The Motion Picture Industry

The motion picture industry in the United States has evolved dramatically over the last 30 years, with the advent of cable television and home video rapidly expanding the market. Movies are currently licensed for international exhibition on pay-television, cable networks, theaters, video retailers and network television.

The Motion Picture Association of America, or MPAA, reports that domestic box office receipts for 2002 were $9.5 billion -- a

95.4% increase over the past 10years. Moreover, the number of tickets sold at movie theaters in the United States reached a record high of approximately 1.6 billion in 2002, an increase of 39.7% over the past 10 years. The continued growth in ticket sales, as well as other revenue streams such as DVD and video rental and sales, can be attributed in part to the fact that motion pictures are a high quality yet comparatively low cost form of entertainment.

Historically, the major studios financed, produced and distributed the vast majority of American motion pictures. Today, much of the financing and distribution of movies remain in the control of well established movie studios -- the "majors" -- and their affiliated subsidiaries. However, as the majors have become part of large diversified corporations, they have adopted a policy of producing a relatively small number of films each year. This has allowed the establishment of many smaller, independent film production companies, which currently supply many of the motion pictures released.

With the expansion of audience markets, distribution is no longer limited to films with the broadest possible audience appeal. More specific audiences are sought and profitably exploited for science fiction films, horror films, or specialty films targeted toward specific demographics or gender segments.

The movie industry consists of two principal activities: production and distribution. Production encompasses the development, financing and creation of feature-length motion pictures. Distribution involves the global promotion and marketing of movies in a variety of media, including theatrical, home video and television exhibition.

Within the movie industry, production and distribution are conducted by the eight majors, a dozen or so smaller distribution companies collectively known as the "mini-majors", several specialized theatrical distributors collectively known as "specialty distributors", scores of independent regional, international, television and video distributors, and hundreds of single purpose companies, such as Smoking Slicks Motion Pictures.

The majors include the Walt Disney Company, 20th Century Fox, Metro Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, Dreamworks SKG and Warner Brothers. The majors generally have their own production and distribution facilities and are part of diversified corporate groups with a variety of operations in addition to movie production and distribution. The majors finance and distribute most of the highest grossing theatrical movies each year.

The mini-majors include Miramax Films, New Line Cinema, Artisan Entertainment, Lions Gate Entertainment and Focus Features (formerly USA Films). The budgets of films financed, acquired or distributed by the mini-majors are usually lower than films distributed by the majors. Miramax, New Line and Focus are owned by the majors, while Artisan and Lions Gate are independent companies.

According to the MPAA, in 2002 the average budget for a film released by the majors was approximately $58.8 million. The average budget of a film released by mini-major distributors affiliated with the majors was $34 million. The budgets of the majors have been decreasing in recent years and the budgets of their affiliated subsidiaries have been increasing.

Finally, specialty distributors focus their efforts on producing and distributing lower budgeted films to specialized audiences. Some of these companies are independent of the majors, such as Cowboy Pictures and IFC Films, while some are owned by majors, such as Fox Searchlight and Sony Pictures Classics. While specialty distributors sometimes finance films, they often rely on acquisitions from independent producers for films they distribute. They may acquire these motion pictures before, during or after they are actually produced.

These industry participants account for the majority of films produced and released each year worldwide. According to Kagan World Media, in 2001:

o the majors released 148 feature films in the United States which received a box office average of $42.3 million, resulting in 77% of the total domestic box office;

o mini-major distributors affiliated with the majors, such as Miramax and New Line Cinema, released 95 feature films which received a box office average of $14.4 million per film, resulting in 16.8% of the total domestic box office; and

o all other mini-major and independent distributors released a combined total of 276 feature films which received a box office average of $1.8 million, resulting in 6.2% of the total domestic box office.

Independent Motion Picture Production

Independent production companies may be quite large and produce numerous films for release by the majors, such as Imagine Films or Revolution Studios, or they may be quite small and produce a single film. Whatever their size and budget range, independent production companies rely on the majors, the mini-majors, and independent distributors to distribute their films, and on the majors, the mini-majors, independent distributors, banks and private investors to finance their films.

Single purpose companies, such as Smoking Slicks Motion Pictures, Inc. are often formed to produce individual motion pictures. The sole asset of these single purpose corporations is the copyright of the movie they produce. Once a film is produced, the copyrights for different markets are sold outright and the company is dissolved. Some films distributed by the majors, and many films distributed by the mini-majors and the independent distributors, are produced by these single purpose companies.

The genre of the Film includes the hot rod movie and the coming of age story. IMDB reports box office results of past films with similar themes as of 2004. The figures include current receipts from DVD and other recent outlets. Figures shown are millions. Dates shown are release dates.

American Graffiti	1973	115 Domestic Box Office
Smokey and the Bandit	1977	127 Domestic Box Office
Fast and the Furious	2001	144 Domestic Box Office
2Fast and 2Furious	2003	127 Domestic Box Office
		230 Worldwide

Independently Financing and Producing the Film

The Corporation believes the Film can successfully compete worldwide because of its appeal to the target youth audience - young men between the ages of 15 and 23, its appeal to hot rod enthusiasts of all ages, and its relatively inexpensive production costs. We believe its appeal will attract distribution companies who will license the distribution rights for the worldwide exhibition of the Film. The Film is appropriate for release through multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television.

By financing and producing the Film outside the studio system, our strategy seeks to:

o Eliminate unnecessary costs associated with accepting advance production funding from a studio. Studios typically charge high rates of interest, overhead fees and other miscellaneous expenses to film productions. By eliminating these costs and only seeking to use the studios for distribution, we can significantly reduce the overall costs of the Film and thereby increase the likelihood of achieving revenue in excess of the Film's costs.

- Negotiate a lower distribution fee. By financing the Film independently, we are reducing the risk that would otherwise be taken by a distributor or studio. As a result, we expect that we will be able to negotiate lower distribution fees than would be the case had we used any advance funding from a distributor. For instance, in theatrical exhibition the distribution fee is typically 30% to 40% of the total amount a distributor collects from the exhibitor. To the extent that we are successful in negotiating lower distribution fees, we will receive a larger percentage of gross receipts from each of the different revenue streams associated with the Film's exhibition.

- Exercise greater control over licensing the distribution rights by creating a competitive bidding situation among distributors. Throughout the production process, we will be meeting with various distribution companies in order to educate them about the Film. Based on our meetings and the response that the Film receives, we may seek to negotiate distribution agreements at any time before, during or after the completion of the Film. Our intention is negotiate more favorable terms in our overall distribution deal and increase our potential revenue.

- Reduce or eliminate the hidden costs associated with cross-collateralization by a studio or distributor. Often a distributor will charge a producer for costs that are incurred by other films a distributor releases. This procedure, called "cross-collateralization", often reduces a film's financial return. By producing the Film independently and negotiating arms-length distribution arrangements, our strategy is to minimize or eliminate these charges.

While we believe that it is advantageous for us to produce the Film independently, there are a number of disadvantages associated with producing a film outside the studio system:

- We have no guarantee of obtaining revenues. Distribution is critical to the movie maximizing the potential revenue associated with exhibition. We cannot guarantee that the movie will receive distribution. If we are unable to obtain distribution we will have no alternate sources of revenue.

- We will be dependent on the distributor to market the Film to the public. Even if we succeed in negotiating a distribution agreement, we will have little control over how the distributor releases and markets the Film. A distributor may release the Film in a very limited number of theaters, spend limited resources marketing and promoting the Film, withdraw the Film from theaters too quickly or choose not to release the Film at all.

o Our Film may be insufficiently marketed. We intend to use the proceeds from this offering to finance the Film and therefore we will not depend upon funds from a distributor in order to produce the Film. A distributor may expend more time and resources marketing a film when its own funds are at risk. If a distributor does not sufficiently market our Film, our revenues may be reduced.

o Our revenues will be reduced if a distributor spends more to market the Film than will be justified by our ultimate box office success. It is impossible to predict the Film's ultimate success at the box office. If a distributor anticipates a large return at the box office, it may spend a great deal to market the Film in advance of its release. These marketing costs are usually deducted from returns the distributor pays to a the producer.

o We may encounter reduced leverage with distributors. We will be marketing a single film, compared to certain other independent production companies that produce multiple films for sale to distributors. Distribution companies typically offer more favorable financial terms to companies that produce multiple films, because the distributor may thereby be able to obtain additional films to distribute.

o We may be unable to get accurate accounting of monies owed us from a distributor. While we intend to request certain audit rights from our eventual distributor and these rights are customarily granted, distributors are often in a position to account for revenues in a manner that makes it difficult for an audit to determine a producer's actual share of revenues. There are also certain costs associated with audits that are outside of the normal course of our operations. Therefore, there is no assurance that we will be able to get an accurate accounting of revenues owed to the Company or that audits will reveal gains in revenues which outweigh the costs of the audit.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Marketing Strategies
Marketing of a Film is typically done by a film distribution company. We do not intend to market the Film ourselves.

After we produce the Film we intend to license the distribution rights for the worldwide exhibition of the Film to an established distribution company. We expect the Film to generate revenues from multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television. The Corporation is dependent on exhibitors and other sources for distribution.

Motion Picture Distribution
The principle source of revenue in the motion picture industry is the licensing of a motion picture's distribution rights for exhibition throughout the world. Distribution rights include theatrical, DVD and video rental (i.e. home entertainment), pay per view television, pay cable television and network television. The business of film distribution consists of negotiating terms with exhibitors (i.e. the movie theater chains), making physical copies of a film, delivering these copies to exhibitors, and advertising and promoting a film to the public. Independent producers, such as Smoking Slicks Motion Pictures, Inc., generally lack the necessary financial resources, personnel and exhibitor relationships to self distribute a film and therefore enter into negotiated agreements to have their films distributed by established distribution companies.

As we do not plan to distribute the Film ourselves, we will seek distribution with established motion picture distribution companies. As we have discussed, we believe the Film has the proper elements to attract an independent distributor, a mini-major studio or the specialty arm of a major studio distributor. *See:* "The Motion Picture Industry - Independent Motion Picture Production".

Distribution Agreements. A typical distribution agreement grants the distributor the exclusive right to distribute the movie either worldwide or within particular regions from which the distributor is able to retain as a distribution fee a certain pre-negotiated percentage of the revenues generated by the movie. In certain instances a distributor will pay an upfront amount to the producer as an advance payment against future revenues. An independent producer will usually grant North American distribution rights -- covering the United States and Canada -- to a single distributor. The producer may grant international distribution rights to the same distributor, or may divide such rights among various international distributors.

Successfully licensing the Film's distribution rights is critical to the commercial success of the Film. However, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film. For instance, exhibitors typically retain approximately 50% of the gross proceeds collected at the box office and, while it is not uncommon for independent producers to negotiate lower distribution fees as a result of producing a film independently, distributors usually attempt to retain 30%-40% of the remaining box office as a distribution fee. In addition, costs associated with prints and advertising are usually deducted from any returns that might otherwise go to an independent producer.

Taken collectively, the amount of revenues carved out from the theatrical box office will likely have a significant impact on our theatrical box office returns. It is therefore difficult for an independent film, such as ours, to achieve profitability through licensing theatrical rights alone. This is the primary reason why the terms of a distribution agreement which pertain to ancillary revenue streams, such as international distribution, home video and television, are essential.

Every distributor has specific capabilities and demands for certain types of films. Based on our relationships with these distributors and knowledge of the distribution landscape, we intend to engage in discussions with selected distributors, through which we will gauge interest with the intention of conducting a competitive bidding process for the Film's distribution rights.

During the negotiating process, we will consider a number of issues including:

o the distributors' historical track record and expertise in marketing movies of similar size, cast and genre;

o whether the distributor is willing to buy worldwide rights or only a portion of the rights;

o the amount and ability of a distributor to provide us a guaranteed minimum advance against future revenues from the Film;

o the percentage of the Film's revenues that the distributor will retain as a distribution fee from each of the Film's revenue streams including theatrical, pay television, DVD and video rentals and sales and cable or network television and whether the fees will be based on the Film's gross or net revenues in each category

o the distribution company's release strategy, such as a wide release (more than 1,500 screens) or a limited release (less than 500 screens), and the minimum number of screens on which the distributor will guarantee the Film is shown;

- the minimum and maximum amounts the distributor is willing to commit to spending on advertising and making copies of the Film (known as prints) for release;

- whether the distributor's rights will be perpetual or lapse after a certain period of time;

- a distributor's willingness to honor agreements Smoking Slicks Motion Pictures, Inc. may enter into during pre-production, such as a commitment to give the director approval of the final edit of the Film;

- a distributor's reputation for accurate accounting; and

- a distributor's ability and reputation for making timely payments to producers.

We will attempt to balance these considerations and negotiate a distribution arrangement that we believe will best maximize the returns to our stockholders. However, some of these considerations may conflict with each other and we will not be able to predict which strategy will maximize revenues.

Release Windows. A distributor will attempt to generate revenues by exhibiting a film in various channels or media within a specified territory. These various distribution channels, known as release windows, are timed sequentially beginning with a film's initial theatrical release. In addition, the economics and associated distribution fees are different for each release window. Generally, a distributor seeks to release a film in the following window sequence:

- movie theatres;

- non-theatrical venues, such as airline flights and hotels;

- home video;

- pay-per-view;

- pay cable;

- network television; and

- syndicated television.

Domestic and international markets generally follow a similar window sequence, although the international theatrical release may be up to nine months after the initial domestic release.

Release Strategies. Distributors employ different theatrical release strategies depending upon a film's genre, expected box office performance and the general competitive landscape. If a distributor believes a film has mass appeal and significant advance audience interest, they are likely to pursue a wide release strategy in which a film is initially shown on more than 1,500 screens. If a distributor believes public awareness should be built gradually or by word-of-mouth in order to achieve box office success, they may adopt a "limited" or "platform" release strategy. In a platform release, which is often used for specialty movies, a distributor initially exhibits the film on a limited number of screens and later expands to a greater number of screens.

Distribution Revenues. Exhibitors retain a portion of the gross box office receipts generated by a film at a given theater. This portion includes a fixed amount per week to help cover the exhibitor's operating costs plus a percentage of receipts that escalates during a film's exhibition in the theater. These percentages may vary from film percentages may vary from film to film, but the exhibitor generally retains approximately 50% of a film's box office returns. The box office performance of prior releases of a distributor or producer is an important factor in negotiating these percentages.

For the home video market, the distributor sells video copies of a film in the form of video cassettes or DVDs to retailers. Retailers then rent these units to consumers. Traditionally, retailers retained all of the rental revenue a film generated. Recently some distributors have adopted a strategy known as revenue sharing, where they sell video units of a film to retailers at reduced prices in exchange for the right to receive a portion of the rental revenues. Regardless of which approach a distributor adopts, the amount of revenue generated in a film's video/DVD release generally equals a film's domestic box office performance.

Profit percentages from revenue sources such as video/DVD, cannot be predicted at this time. The data from DVD sales and rentals have been kept confidential by distributors. Our industry contacts indicate that the return to the producer can range from 1% to 20% of video/DVD revenues.

Television rights include pay-per-view, pay cable, network, syndication and basic cable. The value of television rights is generally based on the success of a film at the box office, as well as a film's cast and genre. Network television rights are typically licensed only in the event of a highly successful theatrical release. Pay-per-view and cable rights may be licensed even in the event of an unsuccessful theatrical release or no theatrical release at all.

Typically, a direct to cable or direct to video release is undesirable unless a film is produced on a very low budget, as these release strategies often return substantially reduced revenues.

A distributor may also license a film for other forms of non-theatrical exhibition such as airlines, ships, military installations, prisons and hotels.

Over the last decade, the importance of various distribution avenues has changed dramatically. Although revenues from U.S. theatrical distribution have increased in recent years, most overall growth in the industry has come from international distribution, home video and pay television. For instance, foreign theatrical box office currently amounts to approximately 40% of the total box office for independent distributors. Revenues from these various distribution channels shift substantially from year to year. Kagan World Media reports the following breakdown of world-wide revenues generated by the independent distributors Dimension, USA Films, Miramax, Lions Gate, Sony Classics, Artisan and Fine Line in 2001:

- 26% Theatrical world-wide revenues
- 56% Home Video world-wide revenues
- 18% Television world-wide revenues

A distributor is usually responsible for a film's print and advertising costs within its exclusive territory. These costs are typically recouped by the distributor before a producer is paid revenues that exceed any negotiated cash advance the producer may have received. Distribution agreements will typically specify a minimum and maximum amount of print and advertising costs that the distributor will incur in distributing and promoting a film.

Distribution Fees. Revenues received by independent producers are impacted dramatically by fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and vary greatly depending upon a variety of factors, including the market in which a film is being released, the overall demand for a film, and the previous track record of the producers and talent involved in a film. For instance, distribution fees are typically 30 to 35% for domestic theatrical; 40% for foreign theatrical; 25% for the outright sale of foreign rights; and 25 to 35% for home video, pay cable and syndication sales.

Timing of return on investment. Most films generate the vast majority of their revenues within two years of initial release and nearly all of their revenues within five years of release. If a film has viable franchise elements, such as potential sequel, merchandising or video game marketability, it may continue to generate significant additional revenues for many years after its initial release. It is impossible to predict the value of these additional revenue streams, and in many specialty movies, such as the Film, these additional revenues may be quite small.

Ancillary Revenues. Music from a film may be licensed for soundtrack releases, for public performances and for sheet music publications. Additional rights may be licensed to merchandisers for the manufacture of products related to a film, such as video games, toys, posters, apparel and other merchandise. Rights may also be licensed for sequels to a film, for television programming based on a film or for related book publications.

Residual Revenues. Regardless of the various distribution licenses a producer obtains to exhibit a film, the actual ownership of a motion picture's copyright often remains with the production company. Copyright protection in a motion picture continues for 95 years from publication or 120 years from creation, whichever is shorter. Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor and others. These individuals are not always considered the "authors," however, because a motion picture is frequently a "work made for hire." In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes.

Every negotiation for a distribution agreement is governed by certain factors. The first factor is the quality of the movie. If it is obvious that the movie is good, the producer may be in a position of strength and negotiate a favorable agreement. If the movie is mediocre, the producer will have to attract distributors with terms more favorable to them. In some situations, films are not able to find any distribution under any terms.

Distribution rights are typically licensed for a specified number of years, which may range from less than ten years to "in perpetuity". These rights often revert back to the holder of a film's copyright after the specified period of time elapses.

Although no one can be certain of the value of these residual rights, some older films retain considerable popularity and may be re-licensed for theatrical or television exhibition years after their initial release. In addition, new technologies brought about by the continuing improvements in technology, such as the Internet, occasionally create new exhibition opportunities for licensing by entities that own motion picture copyrights.

Various companies, primarily film distributors and film production companies, acquire and manage long term residual interests in movies through the maintenance of "film libraries". Producers often choose to sell their long term rights or otherwise assign a film's copyrights and trademarks to companies that maintain film libraries. This may be done as part of a comprehensive initial licensing or distribution deal, or a production company may retain these rights to be exploited separately from an initial distribution deal.

Our plan is to make the Film for $5,000,000.00 and to negotiate a distribution agreement for $10,000,000.00 guaranteed return with additional revenue based upon a percentage of the profits from all distribution sources. The success of this plan depends upon the quality of the Film made and the terms of distribution.

If we are unable to negotiate terms of a distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. Since films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, this approach would be used as a last resort.

(e) Backlog of written firm orders for products and/or services: None.

(f) Present and anticipated employees: The Company has an employment agreement with Frank T. Smathers to serve as Producer effective upon the commencement of pre-production. The Company currently plans to retain the services of independent contractors for the majority of creative, technical and support services. The Company may hire a production secretary and other production personnel as necessary. It is probable that many of the creative or technical personnel required will be subject to collective bargaining agreements, such as the Screen Actors Guild or the Directors Guild. At this time, there have been no strikes within the past three years or threatened.

It is customary in the motion picture industry to pay certain personnel a portion of their compensation contingent upon the financial performance of the Film. In our case, such contingent compensation will be drawn from the 51% of reserved common stock. Contingent compensation may be issued in the form of cash, common stock, or common stock options. Contingent compensation may be paid to the Company's officers and/or directors, to talent, and/or to co-production companies, and/or to distribution companies as needed to ensure completion of the Film and its distribution. Presently, the Company has no agreements or obligations for the payment of contingent compensation to any person or entity. The Company does not intend to pay contingent compensation in the form of cash from the proceeds of this offering. *See:* Use of Proceeds. Cash payment for contingent compensation will not be made unless and until profits are realized.

(g) Principal and Leased Properties
We hold the rights to the screenplay "Smoking Slicks". The Company anticipates that film production equipment will be leased on an as-needed basis. *See:* "Use of Proceeds".

(h) Intellectual Property and Costs of Research and Development
The Company's operations are dependent upon the copyright to "Smoking Slicks" and the know-how of Mr. Smathers. The amounts expended by the Company on development during its first fiscal year to date are nominal.

(i) Applicable Governmental Regulation
The production of the Film is subject to minimal environmental regulation, permit issuance for use of locations, and licensing laws. None of these requirements will have a material affect upon the Company's operations. The movie industry is considered a clean industry in terms of environmental impact.

(j) Subsidiaries
None.

(k) Development Events
There have been no mergers, acquisitions, spin-offs, recapitalizations, stock splits, stock issuances, stock dividends, or other material corporate events since the Corporation commenced operations May 5, 2005. This offering is the only material event.

4. **PROFITABILITY SCHEDULE**

Event Accomplished	Manner of Occurrence	Date
Pre-production completed	Locations secured, talent contracted, production staff contracted, equipment leased	09-01-2006
Principal photography completed	All scenes with talent shot with director	12-01-2006
Post-Production completed	Special effects, film and sound editing, titles, ancillary photography	06-01-2007
Licensing Film	Contract negotiations with distributors	12-01-2007

Once we believe that we have maximized the Film's distribution revenues, we intend to sell all rights to the Film, dissolve the Corporation and distribute our remaining assets to our stockholders in the form of cash.

(b) Effects of Delays
Delays in achieving each of the events within the above time schedule will delay profitability and return of investment. Delays also may impact liquidity if contracted payments for services or equipment must be paid during periods of delay. Best efforts will be used to prevent delays, obtain additional financing to complete the project, and to generate distributor interest prior to completion. *See*: Item 2. Risk Factors: 12, 26, 28, 29, 30, and 31.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should asses the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

5. **NET AFTER-TAX EARNINGS**
The Corporation had no net, after-tax earnings in the past fiscal year because it did not commence operations until May 5, 2005.

6. **PROFITS**

The Corporation had no profits in the last fiscal year because it did not commence operations until May 5, 2005.

7. **BOOK VALUE**

(a) The Company has no net tangible book value because it has no assets exclusive of copyright and similar intangible items. The Company has no debt or other liabilities as of the date of this Offering Circular and does not intend to incur debts or other financial obligations until closing of this offering.

(b) The Company has not sold or otherwise issued securities during the last 12 months.

8. **INVESTOR PERCENTAGES AND POST-OFFERING VALUE**

(a) Investor Percentages

If the maximum is sold: Investors in this offering will have 100% of the outstanding common stock of the Company.

If the minimum is sold: Investors in this offering will have 20% of the outstanding common stock of the Company. There are no options, warrants or rights, or conversion of convertible securities offered in this offering.

(b) If the maximum is sold: $5,000,000.00

If the minimum is sold: $1,000,000.00

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at he present stage of the Corporation's development.

USE OF PROCEEDS

The issuer is conducting this offering on a best-efforts basis. This means that proceeds from this offering will be held in an interest bearing escrow account and will not be released until we have raised minimum proceeds equal to $1,000,000.00. We believe this amount is consistent with the business plan set forth in this Offering Circular. We estimate that the net proceeds from the sale of 5,000,000 shares of our common stock will be $5,000,000.00 less offering costs, based on an estimated offering price of $1.00 per share. *See*: Pgs. 38, 39 below.

We intend to use the proceeds we receive from this offering to pay for the offering costs, corporate setup, production of the Film, and to cover four years of our general corporate purposes. Before we begin production we may make temporary investments in interest-bearing accounts, certificates of deposits, United

States Government obligations or money market accounts (with no more than 25% of the proceeds in investment-grade corporate securities). We do not intend to rely on other sources of funds, such as distributor advances, in order to produce the Film, and instead plan to finance production of the Film entirely through this offering. However, if necessary to complete the film, we may obtain other sources of funds from co-production agreements and/or distributor advances. We have no understandings, commitments or agreements to acquire or invest in any other company or to produce any projects other than the Film.

If Minimum Sold
$1,000,000.00
20% of Production Budget

Total Proceeds	$1,000,000
Less: Offering Expenses	
Legal, Accounting	7,000
Copying & Advertising	1,000
Escrow fees	3,000
Road Show & Contingency	4,000
Total Offering Expenses	15,000
[Percentage of Minimum Offering	1.5%]
Net Proceeds from Offering	985,000
[Percentage of Minimum Offering	98.5%]
Use of Net Proceeds	
Corporate Start-up Costs	
Legal, Accounting	4,000
Miscellaneous	1,000
Film Production Costs	
Legal & Accounting	25,000
Copying & Advertising	132,000
Screenplay & Producer Salary	275,000
Pre-Production and Filming	435,000
Post-Production	65,000
Total Use of Net Proceeds	985,000
[Percentage of Minimum Offering	98.5%]

If Maximum Sold
$5,000,000.00
100%

Total Proceeds	$5,000,000
Less: Offering Expenses	
Legal, Accounting	7,000
Copying & Advertising	1,000
Transfer Agent & Escrow fees	3,000
Road Show & Contingency	4,000
Total Offering Expenses	15,000
[Percentage of Maximum Offering	0.3%]
Net Proceeds from Offering	4,985,000
[Percentage of Maximum Offering	99.7%]
Use of Net Proceeds	
Corporate Start-up Costs	
Legal, Accounting	5,000
Miscellaneous	1,000
Film Production Costs	
Legal & Accounting	60,000
Copying & Advertising	32,000
Screenplay & Producer Salary	500,000
Pre-Production and Filming	2,972,000
Post-Production	651,000
Insurance	174,000
Production Contingency	498,000
Completion Bond Fee	101,000
Total Use of Net Proceeds	4,987,000
[Percentage of Maximum Offering	99.7%]

Mr. Smathers' contract requires that he will be paid $300,000 for performing his duties as the Film's producer pro-rated over a four year period. His producing fees will amount to 6% of the maximum net proceeds, and approximately 7.6% of the minimum net proceeds, from this offering. He will have been paid in full upon the completion of his duties as the Film's producer which will be prior to the company's generating any revenues.

We hold the motion picture rights to the screenplay for "Smoking Slicks". The $200,000 fee for the rights is included in the screenplay and producer. *See*: "Use of Proceeds" above.

Other than Mr. Smathers, there are no members of the management, founders or other insiders receiving cash compensation for their duties managing the Company. However, Joy Smathers and Jerome Zamarin are being paid for their legal and accounting services as rendered. *See*: Legal and Accounting in "Use of Proceeds".

Marketing and Distribution Costs are not included in this offering as we expect to enter into agreements that will require a distributor to pay duplicating, advertising and other expenses associated with distributing the Film.

(b)There is a minimum amount of proceeds that must be raised before the Company may use any of the proceeds of the offering: $1,000,000.00, or 20% of the offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. FUNDING SOURCES, INDEBTEDNESS, ASSETS, & REIMBURSEMENT

(a) No funds from sources other than this offering will be used for the Company's business. However, if necessary to complete the film, we may obtain other sources of funds from co-production agreements and/or distributor advances.

(b) There is no current or pre-existing indebtedness. No part of the proceeds is to be used to discharge indebtedness. Proceeds may be used to pay indebtedness incurred in the ordinary course of the Company's operations in producing the Film.

(c)No part of the proceeds will be used to acquire assets other than in the ordinary course of business.

(d) The payment to Frank T. Smathers, CEO, Chairman of the Board, and producer for the screenplay "Smoking Slicks" is reimbursement for assets already transferred. *See*: "Use of Proceeds" above.

11. CASH FLOW & LIQUIDITY PROBLEMS

The Company does not currently have any outstanding notes, loans, leases or other indebtedness or financing arrangements requiring the Company to make payments. The Company does not have or anticipate having within the next 12 months any cash flow or liquidity problems should the offering fund.

We do not currently have an agreement in place with a completion bond company but believe that we can obtain a completion bond for an estimated cost of $101,000. However, if we are unable to obtain a completion bond on acceptable terms, we cannot begin production. This would force us to dissolve and return our remaining assets to stockholders. In this event, because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with both this offering, general corporate overhead and startup costs, and with the attempt to obtain a completion bond, we would be unable to return to stockholders the entire amount of their initial investment.

12. CASH FLOW REQUIREMENTS

Proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months assuming sale of the maximum amount offered. If this offering raises less than the maximum amount offered but more than the minimum amount, the Corporation will explore all other sources of additional funding as needed to produce the Film. Such sources may include, but are not limited to, co-production contracts, advance sales of licensing rights, and /or government grant.

13. CAPITALIZATION

		Amount Outstanding	
	As of:	**As Adjusted for Offering**	
	May 5, 2005	**Minimum**	**Maximum**
Debt:			
Short term (interest rate)	-0-	-0-	-0-
Long-term (interest rate)	-0-	-0-	-0-
Stockholders equity (deficit)	-0-	-0-	-0-
Preferred stock	-0-	-0-	-0-
Common stock	-0-	$1,000,000	$5,000,000
Additional paid in capital	-0-	-0-	-0-
Retained earnings	-0-	-0-	-0-
Total stockholders equity	-0-	20%	100%
Total Capitalization	-0-	$1,000,000	$5,000,000

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 10,204,000
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0-
Number of common shares reserved for contingent compensation and/or consideration for co-production, distribution or other agreements to complete and distribute Film: 5,204,000
See: Item 3 (f), Present and Anticipated Employees, p. 34-35

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities
[ ] Other

15. These securities have:

Yes	No	
[ ]	[ ]	Cumulative voting rights
[ ]	[ ]	Other special voting rights
[X]	[ ]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidiation
[ ]	[X]	Other special rights or preferences

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders

16. Are the securities convertible? No.

17. (a) The securities are not notes or other types of debt securities.

(b) The securities are not notes or other types of debt securities. The Company does not have debt and is not paying debt service.

18. The securities are not Preference or Preferred stock.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference stock, notes or other securities being offered.
This Note is not applicable.

19. The securities are not capital stock of any type.

20. There are no assets currently available for payment of dividends. We do not intend to pay dividends on our common stock in the foreseeable future and plan instead to retain our future earnings, if any, to distribute to our stockholders upon dissolution. Any future payment of dividends will be made at the discretion of our board of directors and in consideration of then current tax laws and the best interests of the company.

PLAN OF DISTRIBUTION

21. SELLING AGENTS

There are no selling agents for a commission or other compensation in this offering. The issuer intends to sell the offering shares through contacts in auto racing and other sources.

22. COMPENSATION TO SELLING AGENTS OR FINDERS

There is no compensation to selling agents or finders.

23. RELATIONSHIP BETWEEN SELLING AGENTS AND COMPANY

Because there are no selling agents or finders for compensation, there is no relationship between selling agents' and/or finders and the Company or its management. The issuer will sell the offering without compensation.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon recommendation by the selling agents or finders to buy the securities.

24. MANAGEMENT IS MAKING THE OFFERING

This offering is being made through Company management:
FRANK T. SMATHERS
27627 North Renwick Court
Santa Clarita, California 91350
(1-866-428-1260)

25. OFFERING LIMITATIONS

This offering is not limited to a specific group within the jurisdictions in which it is being made and it is not limited to a specific number of investors.

26. ESCROW AGENT AND RETURN DATE OF FUNDS

(a) The Escrow agent is: Capitol City Escrow, Inc., 3838 Watt Avenue, Suite F-610, Sacramento, CA 95821 (916) 484-4950

(b) The date on which funds will be returned by escrow agent if the minimum proceeds are not raised: July 31, 2006

Will interest on proceeds during escrow period be paid to investors? [X] Yes [ ] No

27. RESALE RESTRICTIONS ON OUTSTANDING SHARES
There are no presently outstanding shares.

The Company has the right of first refusal to repurchase the common stock in this offering at book value as to all shareholders. Shareholders have no right to redeem these shares from the Company for cash and have no pre-emptive rights.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering, or the Company is able to complete the Film and license its distribution rights, or the company is able to be sold for cash or merged with a public company, that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. The Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer Title:
Chief Executive Officer, President
Frank T. Smathers
27627 North Renwick Court
Santa Clarita, California 91350
(1-866-428-1260)
Past Employment: Mr. Smathers is an independent contractor, although he has worked in the past as an employee of major motion picture studios. His previous work on more than 90 projects includes sound editing, sound supervision, dialogue editing, and special effects editing. His credits include *The Weatherman, The Honeymooners, Coach Carter, The Italian Job, Mean Girls, Jackie Brown, Start Trek: Nemesis, Zoolander, The Thirteenth Warrior, In the Line of Fire, Glory, Beaches, Hairspray, Stand and Deliver, Big, Revenge of the Nerds II: Nerds in Paradise*, and recently, sound supervision for the Sundance award-winning film, *Hustle & Flow*. In addition, Mr. Smathers was assistant producer to Howard Koch for the 1982 Academy Awards program.
Education: Master of Arts in English Literature, Florida Atlantic University, 1973
Mr. Smathers is a Director of the Company. He will work full-time for the Company.

30. Chief Operating Officer None

31. Chief Financial Officer

Jerome Zamarin
12016 Wilshire Boulevard, Suite 10
Los Angeles, CA 9002578
(1-310-393-9308)

Past Employment: Mr. Zamarin has operated his own professional service corporation since 1970, performing financial management, accounting and tax services.
Education: Mr. Zamarin took a Bachelor of Arts in Accounting from Temple University in 1956 and a Master of Business Administration from Pepperdine University in 1978.
Director: Mr. Zamarin is not a Director of the Company. He will work as much time as necessary to complete the required functions of his office.

32. Other Key Personnel

Only Frank T. Smathers is considered key personnel.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3

34. There are no outside or other Directors.

35. The Chief Executive Officer, and all of the Directors have worked in the Motion Picture Industry. Frank T. Smathers has worked in the Motion Picture Industry for thirty (30) years. His work has included employment with production companies, both Majors, Mini-majors, and independent producers, as well as independent contractor assignments for the Majors, Mini-majors, and independent production companies.

President of Ascent Media Creative Sound Services, Mr. Bender works with Todd-AO, Soundelux and 4MC. He began his own sound company, Wallaworks, at the age of 18, winning an Academy Award nomination for Best Sound on "Coal Miner's Daughter". He has produced audio and control systems for the majority of Universal's premier rides, including T2-3D, Backdraft, King Kong, and Twister. As supervising sound editor on "Braveheart", Mr. Bender received an Academy Award, British Academy Award, and Golden Reel Award. He received an Academy Award for Technical Achievement in 1994.

Joy Smathers has worked as a story analyst for Home Box Office and written teleplays for DIC Productions. She also has practiced law for 30 years, litigating many civil matters.

(b) There is no likelihood of claims by prior employers for conversion or theft of proprietary information related to this project.

(d) Lon Bender started and managed his own sound company, Wallaworks, at the age of 18, winning an Academy Award nomination for Best Sound on "Coal Miner's Daughter". He currently is President of Ascent Media Creative Sound Services.

(e) There are no key personnel who are not employees.

(f) The Company will consider obtaining life insurance for Frank T. Smathers, key man insurance, once the offering has closed.

36. BANKRUPTCIES

No petitions under the Bankruptcy Act or State insolvency law against the Company, it Officers, Directors or key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners who own directly or indirectly 10% or more of the common and preferred stock presently outstanding.
None

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: -0- shares -0- %of total ownership
After offering: a) Assuming minimum securities sold: -0-
B) Assuming maximum securities sold: -0-

Should an additional public offering be necessary to obtain necessary funds to complete the project, investors in this offering will have the right to maintain their collective ownership of 49% by purchase of additional shares at par value. Investors will be informed of the percent needed to maintain their collective 49% ownership.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, AND REMUNERATION

39. (a) Frank T. Smathers, Chief Executive Officer and Chair of the Board of Directors and Joy Smathers, Director and Secretary of the Corporation, are brother and sister.

(b) The Corporation has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders or any of their relatives. The corporation intends to reserve 51% of the ownership in the form of common stock to use as potential compensation, awards and /or bonuses and/or merger, acquisition, or other business purposes.

(c) There is no bank debt or other obligations guaranteed or co-signed by any of the Company's Officers, Directors, key personnel or 10% stockholders. The Corporation will pay $200,000 for transfer of the rights to "Smoking Slicks". *See:* "Use of Proceeds".

40. REMUNERATION BY THE COMPANY TO OFFICERS, DIRECTORS OR OTHERS
(a) There has been no remuneration by the Company to Officers, Directors or key personnel for the last fiscal year.

(b) There has been no remuneration by the Company to Officers, Directors or key personnel for the last fiscal year.

(c) The Company has an agreement to hire Frank T. Smathers as producer. The Company contemplates entering into employment agreements with Directors, Talent and others as needed in the course of production of the Film. However, we may only be able to attract the quality of talent needed by providing other compensation arrangements.

Industry Compensation Arrangements. Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. However, it is also customary in the motion picture industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include:

o fixed deferrals;

o residual payments; and

o gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments. The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; the International Alliance of the Screen Actors Guild, or SAG; and the Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the AMPTP (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members. As an example, SAG currently requires payment of between 4.5% and 5.4% of the gross revenue attributable to videocassette exploitation and 3.6% of television exploitation, with no residuals due for theatrical exploitation.

We may be required to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team. These residual payments are based upon gross revenues in certain markets and may therefore, depending upon our distribution arrangements, reduce our revenues in various markets and release windows. It is difficult to predict the specific impact on our overall returns as we have no way of predicting which release windows and which markets will achieve what relative levels of revenues, nor can we predict whether our arrangements with distributors might provide for flat fees or advance payments which would reduce or eliminate the impact of these residual obligations.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of a particular motion picture. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For independent movies, such as the Film, this form of contingent compensation may be critical to attract quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

Profit participations are typically "gross" or "net". Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will use to pay contingent compensation, if not providing an award of stock. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, a gross profit participation receives a percentage of the first dollar received by a film before any costs are deducted, while a net profit participation receives a percentage of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel as necessary. This participation will reduce our distributable cash (if any) upon the dissolution.

It is typical in motion picture production to provide investors and other financiers negotiated `soft' considerations as a condition of investment. These considerations usually include some sort of screen credit and access to special events, such as a premiere. We intend to pursue such considerations on behalf of our stockholders. For instance, we intend to provide premiere screenings of the Film after its completion (and in advance of any theatrical release) to stockholders of record at the time of these potential screenings. Additionally, our investors who own hot rods will have the option of having their hot rods displayed in the Film as atmosphere and would be credited for their usage.

Screenings may be provided by us in conjunction with certain corporate events (such as the annual meeting of our stockholders), in conjunction with potential film festival appearances, or sponsored by a potential distributor as part of the Film's marketing strategy.

However, because we are financing the Film through this public offering, there will be more investors than are typical in a film production. Therefore, while we intend to pursue these incidental benefits in good faith on behalf of our stockholders, it is impossible for us to know if an eventual distributor will object to either listing investor's names in the credits or providing advance screenings. In the event that a potential distributor objects to this strategy, or we do not have the financial wherewithal to provide any such items ourselves, these special considerations may not occur. Additionally, we intend to forego any such `soft' considerations if we believe they will negatively impact the finances of the Company by, for instance, limiting our potential distribution partners.

41. TOTAL SHARES OUTSTANDING AFTER COMPLETION OF THE OFFERING

(a) The corporation intends to reserve 51% of the ownership in the form of 5,204,000 shares of common stock.

Should additional stock issuance be necessary to obtain necessary funds to complete the project, investors in this offering will have the right to maintain their collective ownership of 49% through purchase of additional shares at par value. Investors will be informed of the percent needed to maintain their collective 49% ownership.

(b) There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) No approval by shareholders is required for future stock purchase agreements, stock options, warrants or rights. The Articles of Incorporation require shareholder approval to issue any further or additional shares for subsequent offering.

42. KEY PERSONNEL

The business is highly dependent upon Frank T. Smathers. The Company has an agreement to hire Frank T. Smathers as producer to assure that he will remain with the Company and which prohibits competition by him upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

43. LITIGATION

There have been no past litigation or administrative action, and there is no pending or threatened litigation or administrative action involving the Company, or the Company's Officers, Directors or other key personnel which has had or may have a material effect upon the Company's business, financial condition or operations.

44. FEDERAL TAX ASPECTS

The Company is not an S corporation. Because the Company has not conducted operations and does not have a prior fiscal year, the Company has no past nor pending tax obligations. The investor is urged to consult their own tax consultants to determine how this investment would affect their tax situation.

A typical film project generates the vast majority of its revenues within two years of its initial release and nearly all of its revenues within five years of release. We therefore anticipate that at some point within five years of the Film's initial release the expenses involved in maintaining our existence as a public company will begin to exceed the revenues then being generated by the Film. When expenses appear likely to exceed revenues in this manner, we intend to dissolve Smoking Slicks Motion Pictures, Inc. and distribute our remaining assets to our stockholders.

Liquidation of Assets. If we decide to dissolve, we anticipate having both tangible and intangible assets. Our tangible assets will consist of the Film's net proceeds, if any. Our intangible assets will consist of:

o any present or future rights to license the Film for distribution that we have retained or that will eventually revert back to us; and

o any present or future residual rights we have retained to license or assign the Film's copyrights and trademarks for use in connection with sequels, adaptations, novelizations, merchandising and other ancillary projects.

The first step in dissolving the Company will be to sell these intangible assets to a company that maintains a film library or is otherwise in the business of acquiring or managing residual interests in movies. We may sell our intangible assets for cash, stock in the acquiring company, or some combination of the two.

We plan to begin negotiating with potential purchasers of our intangible assets before our expenses exceed our revenues. The more attractive the offer we receive from a potential purchaser, the earlier we will consider a sale. Nevertheless, you cannot be certain that we will identify a suitable purchaser for our intangible assets before our expenses exceed our revenues. As a result, we may be forced to either sell our intangible assets for less than their true value, or incur losses as we seek a more attractive offer.

Revenue Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. We intend to recognize revenues from home video/DVD distribution, pay television and pay-per-view markets during the period the Film is available for retail sale.

Expense Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to initially capitalize the production costs of the Film. We will then amortize these production costs.

We expect that the Film will generate the majority of its revenues within two years of its initial release, after exhibition in theatrical, home video/DVD, pay years of its initial release, after exhibition in theatrical, home video/DVD, pay television and pay-per-view markets. Therefore, a majority of its production costs will have been amortized.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict the Company's income or losses with any accuracy. We therefore intend to regularly review and revise our revenue projections, which may result in a change of either the rate at which we amortize our production costs, or a write-down of the Film as an asset.

The Film is more likely to report losses, particularly in the year of its release, by using this method of accounting for production costs. This is because, if we estimate that our revenues will ultimately fall short of our projections, we will immediately recognize substantial losses through increased amortization. However, if the Film is a success, profits will be recognized over our estimate of the Film's entire revenue stream. This may result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our ability to generate revenues throughout the various distribution channels.

If we are unable to complete production of the Film, no sale of assets will be required before dissolution. Our assets would consist of any funds we receive under the terms of a completion bond agreement, and any remaining proceeds from this offering.

Tax Consequences of a Liquidating Distribution. If we dissolve and completely liquidate the company we intend to organize our liquidating distribution:

(1) as a tax free return of capital to our stockholders; and then
(2) as taxable capital gains paid from our earning and profits.

Any liquidating distributions you receive are not taxable until you have recovered the basis of your stock. After the basis has been reduced to zero, you must report the liquidating distribution as a capital gain. Whether you report the gain as a long-term or short-term capital gain depends on how long you have held the stock.

If the total liquidating distribution you receive is less than the basis of your stock you may have a capital loss. You can report a capital loss after receiving a final liquidating distribution.

Changes in tax laws may impact our decision as to whether we liquidate the Company or distribute our profits to stockholders through alternate mechanisms, such as dividends. We intend to make this decision based upon our consideration of then current tax laws. Regardless of our decision, our strategy will be to return capital to our stockholders while minimizing the tax Liability.

Note: Potential investors are strongly encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANOUS FACTORS

45. (a) Forward Looking Statements. This offering statement contains forward-looking statements. These statements relate to future events or future financial performance. Their accuracy is dependent on known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressly or implicitly predicted by the forward-looking statements. These risks and other factors include those listed under "Risk Factors". In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

(b) Strategy to Gain Audience Acceptance of our Film.
We intend to assemble a creative team, screenplay, special effects, and cast that we believe has the potential for commercial success. In order to evaluate our potential to obtain distribution and appeal to an audience, we have used the following criteria:

o A story that appeals to the most profitable target market: young men between the ages of 15 and 23.

o. The excitement of race car driving.

o Top talent in special effects and technical achievement to maximize the thrills filmed in the racing scenes.

O. An exceptional story. The story must be unique and have the ability to make an emotional connection with the audience. This story tells the coming-of-age of a young man who searches for his identity and finds his strengths through racing.

(c) Future Results of Operation
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. Our future operating results will be subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. *See:* Risk Factors.

FINANCIAL STATEMENTS

46. The Company began operations May 5, 2005. It has no debts and no income to date. *See*: Exhibit 2, Balance Sheet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company has no losses from operations.

48. The Company does not anticipate changes in the movie industry which are now occurring that might have a significant impact upon the Company's results of operations within the next 12 months. However, the confidentiality of revenue data from DVD sales and rentals may change, allowing the industry to obtain such figures. In that event, we will have reliable data upon which to base our expectations in negotiating distribution.

49. The Company has had no sales in the last fiscal year.

50. There were no foreign sales in the last fiscal year.

END OFFERING CIRCULAR

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clarita, State of California, on 7/27, 2005.

(Issuer) SMOKING SLICKS MOTION PICTURES, INC.

By (Signature and Title) [signature] CEO

7/27/05

Frank T. Smathers, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

ORIGINAL SIGNATURES TO THIS OFFERING STATEMENT ARE VALID ON SEPARATE SIGNATURE PAGES.

(Signature) [signature]

Frank T. Smathers
(Title) Chief Executive Officer, ~~Chairman~~, Board of Directors

(Date) 7/27/05

(Signature) ______________________

Jerome Zamarin
(Title) Chief Financial Officer

(Date) ______________________

(Signature) Joy Smathers

Joy Smathers
(Title) Director

(Date) 07-29-05

Selling security holder) Not applicable.

(Date) Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clarita, State of California, on 7/27, 2005.

(Issuer) SMOKING SLICKS MOTION PICTURES, INC.

By (Signature and Title) CEO

7/27/05

Frank T. Smathers, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

ORIGINAL SIGNATURES TO THIS OFFERING STATEMENT ARE VALID ON SEPARATE SIGNATURE PAGES.

(Signature)

Frank T. Smathers
(Title) Chief Executive Officer, Chairman, Board of Directors

(Date) 7/27/05

(Signature)

Jerome Zamarin
(Title) Chief Financial Officer

(Date) 8/1/5

(Signature) Joy Smathers

Joy Smathers
(Title) Director

(Date) 07-29-05

Selling security holder) Not applicable.

(Date) Not applicable.

2745207

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

MAY - 5 2005

ARTICLES OF INCORPORATION

I

The name of this corporation is SMOKING SLICKS MOTION PICTURES INCORPORATED.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the **General Corporation Law** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the state of California of this corporation s initial agent for service of process is:

Frank Smathers

27627 North Renwick Court

Saugus, **California** 91350

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is five thousand.



JOY E. SMATHERS
INCORPORATOR


OFFICE OF THE
SECRETARY OF STATE

BYLAWS OF SMOKING SLICKS MOTION PICTURES, INCORPORATED

1. The Bylaws may be adopted, amended or repealed either by the approval of the Board of Directors except as provided in California Corporation Code Section 212.

2. The number of Directors of the Corporation shall be three. The Board of Directors may fix the number of Directors at not less than three by approval of the outstanding shares after the issuance of shares.

3. The Directors shall be elected annually.

4. The Directors shall meet once monthly, or more frequently, at a time and place called by the Chairman of the Board with approval by a majority of the Directors, and the Directors may alter the time, place and manner of meeting with approval by a majority of the Directors.

5. The Directors shall fix the qualifications, duties and compensation of Directors and the time of their annual election by resolution approved by a majority of the Board Directors. A quorum of the Board of Directors shall consist of two of the three Directors, meeting at a time and place called by the Chairman of the Board with approval by a majority of the Directors.

6. Committee meetings shall be fixed by a majority of the Board of Directors as determined in the best interest of the Corporation and the Shareholders.

7. The Board of Directors shall appoint Officers of the Corporation, their duties, compensation and tenure by resolution approved by a majority of the Board Directors.

8. The Shareholders shall meet once annually at a time and place called by a majority of the Board of Directors, or more frequently as the Board of Directors determine is in the best interests of the Corporation and the Shareholders, or upon motion carried by a majority of a quorum of the Shareholders in annual meeting.

9. The Board of Directors shall fix the mode of determination of holders of record of its shares by resolution approved by a majority of the Board Directors.

10. The Corporation shall prepare and disclose annual reports and financial statements to the Shareholders within thirty (30) days after the close of the fiscal year, which shall be April 30. The annual financial statements shall be audited by independent certified public accountants.

11. The Corporation shall keep at its principal executive office in the State of California, the original or a copy of its bylaws as amended to date, the financial books of the Corporation, and the minutes of the meetings of the Board of Directors, which shall be open to inspection by the shareholders at all reasonable times during office hours.

12. The Corporation shall determine the rights of holders of its securities by resolution passed by a majority of the Board of Directors.

13. The Corporation shall have first right of refusal to purchase shares offered for resale by any Shareholder.

14. Transfer of the common stock of the Corporation is prohibited for one year after the closing date of the public offering effective August 15, 2005. The Board of Directors through resolution approved by a majority of the Directors may alter the prohibition on transfer at the close of the offering if determined to be in the best interest of the Corporation and the Shareholders.

15. The offering price for shares is at least $1.00 per share. The Corporation will not split any class of security or declare a dividend for two years after the effective date of the registration of the offering in the State of Michigan if such action has the effect of lowering the price below $1.00 per share.

Signed: Dated:





Joy Smathers, Director, Corporate Secretary


CALIFORNIA
SMOKING
SLICKS
MOTION
PICTURES
CORPORATION

Page Two of Two

SMOKING SLICKS MOTION PICTURES INC.
Balance Sheet
As of July 22, 2005

ASSETS	$-0-
LIABILITIES	$-0-
CAPITAL	$-0-